05012492

QRSciences Holdings Ltd

8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

October 31, 2005

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the month of October, 2005, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 011 or dbromley@qrsciences.com.

Yours Faithfully,

Darren Bromley
Company Secretary

Attachments

Exhibit Index on Page 2

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 30 September to 31 October 2005.

Doc Date	Headline	Pages
09/30/05	QRSciences Holdings Limited Annual Report 2005	Book
10//25/05	Notice of Annual General Meeting and Explanatory Statement	28
10/26/05	QRSciences Commence Pilot Program in Italy	3
10/28/05	Strategic Investment to Open Door to Imaging and Surveillance Market	4
10/31/05	Appendix 3B	8
10/31/05	Appendix 3C – Quarterly Report	6

Notice of Annual General Meeting and Explanatory Statement

Annual General Meeting to be held at
The Neutral Bay Club, 3 Westleigh St, Neutral Bay, Sydney, New South Wales
on 22 November 2005 commencing at 3.00pm (EDST)

QRSciences Holdings Limited

ABN 27 009 259 876

This Notice of Annual General Meeting and Explanatory Statement should be read in its entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.

Corporate Directory

Directors	Kevin Russeth (Chairman) Gary Pennefather Simon Bedford Dr Timothy Rayner Norman Shanks Joseph Paresi
Secretary	Darren Bromley
Registered Office	8-10 Hamilton Street Cannington WA 6107 Telephone: + 618 9358 5011 Facsimile: + 618 9358 5022 Email: info@qrsholdings.com.au Website: www.qrsholdings.com.au
Auditor	Moore Stephens BG Level 3, 12 St Georges Terrace Perth WA 6000
Lawyers	Pullinger Readhead Lucas Commercial Lawyers Level 2, Fortescue House 50 Kings Park Road West Perth WA 6005
Share Registry	ComputerShare Investor Services Pty Limited Level 2, 45 St Georges Terrace Perth WA 6000
ASX Code	QRS (fully paid ordinary shares) QRSOA (40 cent, Jan 2006 options) QRSHY.PK (US ADRs)

Notice of Annual General Meeting

The 2005 Annual General Meeting of QRSciences Holdings Limited will be held at The Neutral Bay Club, 3 Westleigh St, Neutral Bay, Sydney, New South Wales, on 22 November 2005 commencing at 3.00pm (EDST).

Ordinary Business

1 Financial Statements and Reports

Period 1 July 2004 to 30 June 2005

To receive and consider the Annual Financial Report, together with the Directors' and Auditor's Reports for the year ending 30 June 2005.

2 Adoption of Remuneration Report

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for all purposes, Shareholders adopt the Remuneration Report set out in the Directors' Report for the year ending 30 June 2005.

Please note that the vote on this resolution is advisory only, and does not bind the Directors or the Company.

3 Election of Directors

To consider and, if thought fit, pass the following resolution as separate and independent ordinary resolutions:

(a) That, for all purposes, Gary Pennefather, who retires and offers himself for re-election, is re-elected as a Director.

(b) That, for all purposes, Dr Timothy Rayner, who was appointed to the Board since the last annual general meeting of the Company is re-elected as a Director.

(c) That, for all purposes, Norman Shanks, who was appointed to the Board since the last annual general meeting of the Company is re-elected as a Director.

(d) That, for all purposes, Joseph Paresi, who was appointed to the Board since the last annual general meeting of the Company is re-elected as a Director.

Special Business

4 Ratification of Previous Share Issues

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for all purposes, Shareholders approve and ratify the previous allotment and issue of Shares to the parties, for the purposes, in the amounts and on the terms set out in the Explanatory Statement.

For the purposes of Listing Rule 7.5, the Company will disregard any votes cast on the resolution by any person who received securities and any of his or her associates, unless it is cast by a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form) or the person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).

5 Issue of Shares – General

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for all purposes, Shareholders approve the issue of Shares to the parties, for the purposes, in the amounts and on the terms set out in the Explanatory Statement.

For the purposes of Listing Rule 7.3, the Company will disregard any votes cast on the resolution by any person who may participate in the proposed issue and a person who might obtain a benefit, (except a benefit solely in the capacity of Shareholder) and any of their associates, unless it is cast by a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form) or the person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).

6 Issue of Shares – Dr Timothy Rayner

To consider and, if thought fit, pass the following resolutions as an ordinary resolution:

> That, for all purposes, Shareholders approve the issue of 750,000 Shares to Dr Timothy Rayner or his nominee under the Company's Employee Share Plan for the purposes and on the terms set out in the Explanatory Statement.

For the purposes of Listing Rule 10.15, the Company will disregard any votes cast on the resolution by Dr Rayner and any of his associates, unless it is cast by a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form) or the person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).

7 Employee Share Option Plan

To consider and, if thought fit, pass the following resolutions as an ordinary resolution:

> That, for all purposes, Shareholders renew their approval for the Company to issue Options under the Company's Employee Share Option Plan for the purposes and on the terms set out in the Explanatory Statement.

For the purposes of Listing Rule 7.2, exception 9, the Company will disregard any votes cast on the resolution by a Director (except one who is ineligible to participate in the Employee Share Option Plan) and any of his or her associates, unless it is cast by a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form) or the person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).

8 Issue of Options – Joseph Paresi

To consider and, if thought fit, pass the following resolutions as an ordinary resolution:

> That, for all purposes, Shareholders approve the issue of 1,500,000 Options to Joseph Paresi or his nominee under the Company's Employee Share Option Plan for the purposes and on the terms set out in the Explanatory Statement.

For the purposes of Listing Rule 10.15, the Company will disregard any votes cast on the resolution by Mr Paresi and any of his associates, unless it is cast by a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form) or the person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).

Explanatory Statement

The Explanatory Statement accompanying this Notice of Annual General Meeting is incorporated in and comprises part of this Notice of Annual General Meeting.

Shareholders are specifically referred to the Glossary in the Explanatory Statement which contains definitions of capitalised terms used both in this Notice of Annual General Meeting and Explanatory Statement.

Proxies

Please note that:

(a) a member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy;

(b) a proxy need not be a member of the Company; and

(c) a member of the Company entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.

The enclosed proxy form provides further details on appointing proxies and lodging proxy forms.

"Snap-shot" Time

The Company may specify a time, not more than 48 hours before the meeting, at which a "snap-shot" of shareholders will be taken for the purposes of determining shareholder entitlements to vote at the meeting.

The Company's directors have determined that all shares of the Company that are quoted on ASX at 5.00am (EDST) on 21 November 2005 shall, for the purposes of determining voting entitlements at the Annual General Meeting, be taken to be held by the persons registered as holding the shares at that time.

Corporate Representative

Any corporate Shareholder who has appointed a person to act as its corporate representative at the meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company's representative. The authority may be sent to the Company and/or registry in advance of the meeting or handed in at the meeting when registering as a corporate representative. An appointment of Corporate Representative form is enclosed if required.

By Order of the Board of Directors



Gary Pennefather
Executive Director

20 October 2005

Explanatory Statement

This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the Company's 2005 Annual General Meeting.

The purpose of this Explanatory Statement is to provide Shareholders with all information known to the Company which is material to a decision on how to vote on the resolutions in the accompanying Notice of Annual General Meeting.

This Explanatory Statement should be read in conjunction with the Notice of Annual General Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary.

1 Financial Statements and Reports

The Annual Financial Report, Directors' Report and Auditor's Report for the Company for the year ending 2005 will be laid before the meeting.

There is no requirement for Shareholders to approve these reports. However, the Chairman will allow a reasonable opportunity for Shareholders to ask questions or make comments about those reports and the management of the Company. Shareholders will also be given a reasonable opportunity to ask the auditor questions about the conduct of the audit and the preparation and content of the auditor's report.

In addition to taking questions at the meeting, written questions to the Chairman about the management of the Company, or to the Company's auditor about:

- the preparation and content of the Auditor's Report;
- the conduct of the audit;
- accounting policies adopted by the Company in relation to the preparation of the financial statements; and
- the independence of the auditor in relation to the conduct of the audit, may be submitted no later than 5 business days before the meeting date to:

  Darren Bromley
  Company Secretary
  QRSciences Holdings Limited
  8-10 Hamilton Street
  Cannington WA 6107

  \- or -

  Fax: + 618 9358 5022

2 Resolution 2: Adoption of Remuneration Report

The Remuneration Report of the Company for the financial year ending 30 June 2005 is set out in the Director's Report contained within the Company's Annual Report.

The Remuneration Report sets out the Company's remuneration arrangements for the executive and non-executive Directors and executive employees of the Company.

A reasonable opportunity will be given for the discussion of the Remuneration Report at the meeting. Shareholders should note that the vote on this resolution is advisory only and does not bind the Company or the Directors.

3 Resolution 3: Election of Directors

In accordance with Listing Rule 14.4 and clause 53 of the Constitution, at every Annual General Meeting, one third of the Directors for the time being must retire from office and are eligible for re-election. The Directors to retire are to be those who have been in office for 3 years since their appointment or last re-appointment or who have been longest in office since their appointment or last re-appointment or, if the Directors have been in office for an equal length of time, by agreement.

In addition, clause 52 of the Constitution, requires that any Director appointed by the Board, either to fill a casual vacancy or as an addition to the Board, must retire at the next Annual General Meeting following his or her appointment, but eligible for re-election at that Annual General Meeting.

4 Resolution 4: Ratification of Previous Share Issues

In the previous 12 months, the Company has issued equity securities to the parties detailed below.

Listing Rule 7.1 provides that a company must not, without prior approval of Shareholders, issue securities if the securities will in themselves or when aggregated with the securities issued by a company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

Listing Rule 7.4 states that an issue by a company of securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 and the company's members subsequently approve it.

Under this resolution, the Company seeks from Shareholders approval for, and ratification of, the issues of securities set out below so as to limit the restrictive effect of Listing Rule 7.1 on any further issues of securities in the next 12 months.

Details of the Shares issued are set out in the table below. They are 1,500,000 Shares in aggregate, and comprise 0.68% of the Company's share capital as at the date of the Notice of Annual General Meeting.

Listing Rule 7.5 requires the following information to be given to Shareholders:

Date of Issue	Allottee	Purpose	Price	No. Shares
30 March 2005	Mr G Forrest	Consideration for settlement of legal dispute.	$0.20	800,000
4 August 2005	Mr R G Caro	Consideration for consultancy services.	$0.12	300,000
4 August 2005	RDML Holdings	Consideration for consultancy services.	$0.12	400,000

The Shares were issued on the terms set out in Annexure A to this Explanatory Statement.

The purpose of the issues is set out above. No funds were raised from the issues.

The Board believes that the ratification of these issues is beneficial for the Company. The Board recommends Shareholders vote in favour of resolution 4 as it allows the Company to ratify the above issue of Shares and retain the flexibility to issue further securities representing up to 15% of the Company's share capital during the next 12 months.

5 Resolution 5: Issue of Shares – General

The Company proposes to issue up to 50 million Shares at an issue price equal to 80% of the volume weighted average price of Shares on ASX over a 5 trading day period before their issue or, if the Shares are issued under a prospectus, the date of signing of the prospectus.

The issue of all of these Shares will be equal to approximately 16.1% of the Company's fully-diluted share capital assuming no further issues of securities by the Company.

Assuming an issue price of 8 cents per Share (based on a closing price of Shares of 10 cents on 19 October 2005, the date before the date of the Notice of Annual General Meeting) the Company may raise up to $4,000,000.

These funds will be used to provide working capital to the business of the Company's subsidiaries, QRSciences Pty Ltd and QRSciences Co (USA). Cash requirements of approximately $700,000 per month are estimated to include payments to employees ($300,000), raw materials and consumables ($90,000), professional and consulting services ($90,000), travel expenses ($35,000) and other miscellaneous expenses (including funding further research and development of next generation QR technology, management of intellectual property and the general operations of the office located in California USA) ($185,000). Furthermore, as the Company continues to grow, if appropriate funds may also be allocated to assist the Company in making a strategic acquisition or acquisitions.

Listing Rule 7.1 provides generally that a company may not issue shares or options to subscribe for shares equal to more than 15% of the company's issued share capital in any 12 months without obtaining shareholder approval. Resolution 5 seeks this approval.

The Shares will be allotted and issued as soon as possible but, in any case, not later than 3 months after the date of Shareholder approval to those parties determined by the Company having regard to the level of demand for the Shares, the identification of investors with a long term commitment to the Company and other factors the Company may consider appropriate. The identity of the investors is unknown at this stage.

It is anticipated that the Shares will be allotted progressively. However, the exact dates of allotment are unknown at this stage.

The Shares will be issued on terms and conditions set out in Annexure A. The Company will apply to ASX for Official Quotation of the Shares.

The Board believes that the proposed issue is beneficial for the Company and recommends Shareholders vote in favour of the resolution. It will allow the Company to retain the flexibility to issue further securities representing up to 15% of the Company's share capital during the next 12 months.

6 Resolution 6: Issue of Shares – Dr Timothy Rayner

The issue of Shares to Dr Rayner (or his nominee) is designed to recognise and reward the services and contributions provided by him to the Company and as an incentive for future performance. The Shares to be issued are in addition to his fee and remuneration package payable by the Company.

Dr Rayner as a Director is deemed to be a related party of the Company. The issuing of securities to a related party (or their eligible associate) as contemplated by resolution 6 may constitute the giving of a financial benefit to a related party and the resolution is put to Shareholders for that reason.

Corporations Act

Section 208 of the Corporations Act prohibits a company from giving a financial benefit to a related party without prior shareholder approval.

A "related party" for the purposes of the Corporations Act is defined widely. It includes a director of a public company and specified members of the director's family. It also includes an entity over which a director maintains control or a person who may be seen as acting in concert with the company on the understanding that a financial benefit will be received.

A "financial benefit" for the purposes of the Corporations Act is also defined widely. It includes a public company issuing securities or granting options to a related party. In determining whether or not a financial benefit is being given, it is necessary to look to the economic and commercial substance and the effect of the transaction (rather than just the legal form) and any consideration which has been given is to be disregarded, even if it is full or adequate.

The following information is provided to shareholders in accordance with section 219 of the Corporations Act to enable them to assess the merits of the resolution:

(a) The related party to whom the proposed resolution would permit the financial benefit to be given

Dr Rayner.

(b) The nature of the financial benefit

The proposed financial benefit to be given is the grant to Dr Rayner 750,000 Shares under the Company's employee share plan. The plan was adopted and approved by Shareholders at the Company's 2004 Annual General Meeting. A summary of the terms of the plan is set out in Annexure B.

In the 12 months before the date of the Notice of General Meeting of which this Explanatory Statement forms part, the total benefits received by Dr Rayner (in terms of consultant's and director's fees are $84,383. He has received no Shares or Options.

The Company will apply to ASX for the granting of official quotation of these Shares on ASX.

The Shares will be issued and exercisable on the terms and conditions set out in Annexure A.

It is a requirement of ASIC that a dollar value be placed on the Shares to be issued. Based on a closing Share price on ASX at the date before the Notice of Annual General Meeting (being 10 cents), the value of the Share issue to Dr Rayner is $75,000.

(c) Directors' recommendations

Dr Rayner declines to make a recommendation in regards to the proposed resolution as he has a material interest in its outcome.

Dr Rayner is based in the United States and is employed in a business development role and to assist the Company in sourcing grant funds in the United States. The other Directors believe that the grant of this number of Shares is reasonable and appropriate given his role in the Company and in light of similar incentive programs within US organisations for people in these types of roles.

The other Directors recommend that Shareholders vote in favour of the resolution as the number of Shares proposed to be granted are appropriate and reasonable and will reward Dr Rayner for his ongoing service and will act as an incentive for him to continue to provide a high level of service in performance of his role.

(d) Directors' interests in outcome of proposed resolution

Dr Rayner's interest in the outcome of the proposed resolution is set out above and elsewhere in this Explanatory Statement. The other Directors have no interest in the outcome.

(e) Any other information that is reasonably required by the members to make a decision and that is known to the Company or any of its Directors

The Shares shall be granted free to Dr Rayner (or his eligible associate) in recognition of their services and contribution to the Company and to encourage future performance.

The Shares will be issued under the employee share plan subject to the following restriction periods, such that Dr Rayner will not be able to transfer or sell the Shares during that time:

- 250,000 until 1 January 2006;
- 250,000 until 1 January 2007; and
- 250,000 until 1 January 2008.

They represent 0.34% of the total Shares assuming no other Shares are issued. Following their issue, he will hold 750,000 Shares.

The highest and lowest price of Shares in the past 12 months on ASX was 28.5 cents on 16 November 2004 and 7.1 cents on 24 June 2005, respectively. The closing price of Shares on 19 October 2005, the date before the date of the Notice of Annual General Meeting, was 10 cents.

ASX Listing Rules

Listing Rule 10.14 provides that a company must not issue equity securities (including options to acquire shares) under an employee share plan to a director of the company unless participation of that director in the employee share plan has been approved by Shareholders by ordinary resolution.

Accordingly, under resolution 6, the Company seeks approval of Shareholders to allow the Company to issue Shares to Dr Rayner.

The issue price and terms of issue of the Shares are detailed above. No funds will be raised from the issue.

The Shares to be issued under resolution 7 will be issued to Dr Rayner as soon as practicable after the date of the Annual General Meeting and in any event within 12 months of the date of the Annual General Meeting.

All Directors are entitled to participate in the employee share plan. Since the plan was last approved by Shareholders, the following persons referred to in ASX listing rule 10.14 (Directors, associates of Directors, and others whose relationship with the Company is, in ASX's opinion, such that approval should be obtained):

Recipient	Number of Shares	Offer Price per Share
Simon Bedford	1,600,000	Nil
Gary Pennefather	1,600,000	Nil
Kevin Russeth	8,000,000	Nil
Rob Orr	2,400,000*	Nil

* 1,600,000 of these Shares were bought back by the Company earlier this year for nominal consideration following Mr Orr's resignation.

Listing Rule 7.1 provides that prior approval of a company's shareholders is required for an issue of securities if the securities will, when aggregated with the securities issued by the company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period. Approval under Listing Rule 7.1 is not required if the underlying employee incentive scheme (ie. the plan) is approved by Shareholders, as provided for by Listing Rule 7.2, exception 9.

7 Resolution 7: Employee Share Option Plan

The Company's employee share option plan was first adopted and approved by Shareholders on 18 June 2002. The Company now seeks to renew Shareholder approval to enable the Company to take advantage of Listing Rule 7.2, exception 9, which provides that approval for issue of the Options under the plan (under Listing Rule 7.1) is not required if the underlying employee incentive scheme is approved by Shareholders within 3 years of their issue. Listing Rule 7.1 provides that prior approval of a company's shareholders is required for an issue of securities if the securities will, when aggregated with the securities issued by the company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

The main terms of the employee share option plan are summarised in Annexure C. A copy of the plan shall be made available for inspection at the Company's registered office until (and during) the General Meeting.

A total of 550,000 Options have been issued under the plan since it was last approved by Shareholders.

The plan provides directors, employees and consultants of the Company with an opportunity to participate in the Company's future growth and gives them an incentive to contribute to that growth.

The terms of Options issued under the plan are determined at the discretion of the Board. Unless otherwise determined by the Board, Options issued under the plan will not be listed.

8 Resolution 8: Issue of Options – Joseph Paresi

The issue of Options to Mr Paresi (or his nominee) is designed to recognise and reward the services and contributions provided by him to the Company and as an incentive for

future performance. The Options to be issued are in addition to his fee and remuneration package payable by the Company.

Corporate Governance Council recommendation 9.3 recommends that companies clearly distinguish the structure of non-executive directors remuneration from that of executives and that non-executive directors should normally be remunerated by way of fees and not by way of non-cash schemes designed for remuneration of executives. Mr Paresi is not an executive director. Given the size and operations of the Company and in order to conserve Shareholder funds, the issue of Options in this manner is considered appropriate.

Mr Paresi as a Director is deemed to be a related party of the Company. The issuing of securities to a related party (or his eligible associate) as contemplated by resolution 8 may constitute the giving of a financial benefit to a related party and the resolution is put to Shareholders for that reason.

Corporations Act

Section 208 of the Corporations Act prohibits a company from giving a financial benefit to a related party without prior shareholder approval.

A "related party" for the purposes of the Corporations Act is defined widely. It includes a director of a public company and specified members of the director's family. It also includes an entity over which a director maintains control or a person who may be seen as acting in concert with the company on the understanding that a financial benefit will be received.

A "financial benefit" for the purposes of the Corporations Act is also defined widely. It includes a public company issuing securities or granting options to a related party. In determining whether or not a financial benefit is being given, it is necessary to look to the economic and commercial substance and the effect of the transaction (rather than just the legal form) and any consideration which has been given is to be disregarded, even if it is full or adequate.

The following information is provided to shareholders in accordance with section 219 of the Corporations Act to enable them to assess the merits of the resolution:

(a) The related party to whom the proposed resolution would permit the financial benefit to be given

Mr Paresi.

(b) The nature of the financial benefit

The proposed financial benefit to be given is the grant to Mr Paresi 1,500,000 Options under the Company's employee share option plan, which will be exercisable at 10 cents each within 5 years of their date of issue.

The Company has agreed to remunerate Mr Paresi in his capacity as a non-executive director in the amount of $52,000 per annum, paid monthly. Mr Paresi is yet to receive any benefits from the Company either in the form of cash or securities.

Unless otherwise resolved by the Board, the Company will not apply to ASX for the granting of official quotation of these Options on ASX.

The Options will be issued and exercisable on the terms and conditions set out in Annexure C.

It is a requirement of ASIC that a dollar value be placed on the Options to be issued.

ASIC has indicated that the Black-Scholes option price calculation method is acceptable where the Options cannot be readily valued by some other means. A range of values for the Options has been estimated using the Black-Scholes method.

In determining these values, the following assumptions have been made:

- the Options will be exercisable at 10 cents;
- the Options are expected to mature within 5 years of their date of issue, assumed at 30 November 2010;
- price volatility of the Shares is approximately 5.90% based on Share price movements between 4 January 2005 and 10 October 2005; and
- the average current risk-free interest rate is 5.06%.

If the Share price on ASX on the date of issue is 10 cents, then the calculation results in a value range for the Options of 2.25 cents per Option.

If the Share price on ASX on the date of issue is 12 cents, then the calculation results in a value range for the Options of 4.24 cents per Option.

Therefore, the implied "value" being received by each of Mr Paresi is $33,695 (if share price @ 10 cents) to $63,528 (if share price @ 12 cents).

(c) Directors' recommendations

Mr Paresi declines to make a recommendation in regards to the proposed resolution as he has a material interest in its outcome.

Mr Paresi is a non-executive director based in the United States and has taken on a business advisory role in that capacity. The other Directors believe that the grant of this number of Options is reasonable and appropriate given this role and in light of similar incentive programs within US organisations for people in these types of roles.

The other Directors recommend that Shareholders vote in favour of the resolution as the number of Options proposed to be granted are appropriate and reasonable and will reward Mr Paresi for his ongoing service and will act as an incentive for him to continue to provide a high level of service in performance of his role.

(d) **Directors' interests in outcome of proposed resolution**

Mr Paresi's interest in the outcome of the proposed resolution is set out above and elsewhere in this Explanatory Statement. The other Directors have no interest in the outcome.

(e) **Any other information that is reasonably required by the members to make a decision and that is known to the Company or any of its Directors**

The Options shall be granted free to Mr Paresi (or his eligible associate) at an exercise price and on the conditions as set out in this Explanatory Statement.

If the Options proposed to be granted to them (or their eligible associates) under the resolutions are exercised and no other Shares are issued in the meantime, the number of issued Shares would increase by 1,500,000 to a total of 220,716,902 Shares, representing 0.68% of the total Shares (post-exercise) at that time.

Mr Paresi currently holds no securities in the Company.

The highest and lowest price of Shares in the past 12 months on ASX was 28.5 cents on 16 November 2004 and 7.1 cents on 24 June 2005, respectively. The closing price of Shares on 19 October 2005, the date before the date of the Notice of Annual General Meeting, was 10 cents.

ASX Listing Rules

Listing Rule 10.14 provides that a company must not issue equity securities (including options to acquire shares) under an employee share option plan to a director of the company unless participation of that director in the employee share option plan has been approved by Shareholders by ordinary resolution.

Accordingly, under resolution 9, the Company seeks approval of Shareholders to allow the Company to issue Options to Mr Paresi.

The issue price and terms of issue of the Options are detailed above. No funds will be raised from the issue. Further funds may be raised on the eventual exercise of the Options, however, there is no guarantee that the Options will be exercised at any future time. Such funds will be used for the purpose of providing working capital to the Company.

The Options to be issued under resolution 9 will be issued to Mr Paresi as soon as practicable after the date of the Annual General Meeting and in any event within 12 months of the date of the Annual General Meeting.

Listing Rule 7.1 provides that prior approval of a company's shareholders is required for an issue of securities if the securities will, when aggregated with the securities issued by the company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period. Approval under Listing Rule 7.1 is not required if the underlying employee incentive scheme is approved by Shareholders, as provided for by Listing Rule 7.2, exception 9.

9 Glossary

In these papers, the following terms have the following unless the context otherwise requires:

Annexure	annexure to this Explanatory Statement.
ASIC	Australian Securities and Investments Commission.
ASX	Australian Stock Exchange.
Board	board of Directors.
Company	QRSciences Holdings Limited ABN 27 009 259 876.
Constitution	constitution of the Company.
Corporations Act	Corporations Act 2001 (Cth).
Director	Director of the Company.
EDST	Eastern Daylight Savings Time.
Option	option to subscribe for a Share.
Optionholder	person who holds an Option.
Share	fully paid ordinary share in the capital of the Company
Shareholder	shareholder of the Company.

ANNEXURE A

Terms of Shares

The following is a broad summary (though not necessarily an exhaustive or definitive statement) of the rights attaching to the shares of the Company. Full details are contained in the Constitution, available for inspection at the Company's registered office.

(a) Share Capital

All issued ordinary shares rank equally in all respects.

(b) Voting Rights

At a general meeting of the Company, every holder of shares present in person, by an attorney, representative or proxy has one vote on a show of hands and on a poll, one vote for every fully paid share held, and for every contributing share held, a fraction of a vote equal to the proportion which the amount paid up bears to the total issue price of the contributing share.

(c) Dividend Rights

Subject to the rights of holders of shares issued with any special or preferential rights (at present there are none), the profits of the Company which the Directors may from time to time determine to distribute by way of dividend are divisible among the shareholders in proportion to the shares held by them respectively, according to the amount paid up or credited as paid up on the shares.

(d) Rights on Winding-Up

Subject to the rights of holders with shares with special rights in a winding-up (at present there are none), on a winding-up of the Company all assets which may be legally distributed amongst the members will be distributed in proportion to the shares held by them respectively, according to the amount paid up or credited as paid up on the share.

(e) Transfer of Shares

Shares in the Company may be transferred by instrument in any form which complies with the Constitution, the Corporations Act, Listing Rules and SCH Business Rules.

Shares may be transferred by such means in accordance with Listing Rules and the SCH Business Rules. The Directors may refuse to register a transfer of shares only in those circumstances permitted by Listing Rules and SCH Business Rules.

(f) Calls on Shares

Shares issued as fully paid are not subject to any calls for payment by the Company and will not therefore become liable for forfeiture.

(g) **Further Increases in Capital**

The allotment and issue of any new shares is under the control of the Directors and, subject to any restrictions on the allotment of shares imposed by the Constitution, Listing Rules or the Corporations Act, the Directors may allot, issue or grant options over or otherwise dispose of those shares to such persons, with such rights or restrictions as they may from time to time determine.

(h) **Variation of Rights Attaching to Shares**

Where shares of different classes are issued, the rights attaching to the shares of a class can thereafter only be varied by a special resolution passed at a separate general meeting of the holders of those shares of that class, or with the written consent of the holders of at least three quarters of the issued shares of that class.

(i) **General Meeting**

Each shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive notices, accounts and other documents required to be furnished to shareholders under the Constitution, the Corporations Act and Listing Rules.

ANNEXURE B

Summary of Employee Share Plan Terms

The terms of this plan were approved by Shareholders on 26 November 2005 (2004 Annual General Meeting) and were amended by the Board on 16 August 2005 in order to make the plan compliant with relevant ASIC class order relief. A full copy of the plan (as amended) is available upon request.

(a) Issue of Shares

The Board may offer Shares to full-time or part time employees of the Company including Directors.

The Directors may issue up to 15.5 million Shares under the plan for no consideration within 12 months of the date of adoption of the plan. During this time and subsequently, the Directors may issue Shares under the plan provided that the price of those Shares is not less than 75% of the market average price of Shares during the last 5 days of trading on ASX. Any consideration for Shares under the plan must be paid on application.

The Board may determine the eligibility of persons and their entitlement having regard to each person's past and potential contribution to the Company, and any other relevant matters. Directors and officers of the Company are also entitled to participate under the plan. However, any grant of Shares to directors will require appropriate shareholder and regulatory approvals.

When issued the Share will rank equally with other Shares, including as to payment of dividends and voting.

(b) Disposal of Shares

The Directors may impose a period of restriction in relation to any Shares issued under the plan. During any period of restriction, the holder cannot sell, transfer, assign or mortgage their Shares.

Any restrictions on transfer of otherwise dealing with Shares the subject of the plan will be removed in the event of certain circumstances (including certain takeover or divesture circumstances), in which case the Participant may deal with their Shares freely.

If a Participant leaves the employment of the Company during any period of restriction, the consequences to any Shares the subject of the plan held by that Participant is dependent on the time elapsed subsequent to their grant, whether the Shares were issued for free or for consideration and the circumstances surrounding the departure.

If a period of restriction is imposed then regardless of the consideration paid or reasons for cessation of employment, the Participant may retain that number of Shares the subject of the plan that is proportionate to the period of restriction served relative to the total period of restriction.

In relation to the balance of Shares, if they were issued for no consideration, then if the Participant resigns or is dismissed for cause relating to a conviction for fraud or dishonesty involving the Company, then the Participant will have any remaining Shares the subject of restriction bought back for a nominal amount. If the Participant has paid consideration for the Shares, then the Participant may retain the Shares regardless of the reasons for cessation of employment but subject to the original restriction imposed under the plan.

(c) Plan Limit

The number of Shares that may be granted by the Company is limited by the plan rules. The number of Shares issued or offered to employees under the plan in any five year period must not at any time exceed 5% of the total number of issued Shares, subject to the exception of certain specified security issues.

The number of Shares which may be allotted under the plan to any one eligible employee (including a Director) shall be restricted in any case where the result of accepting an offer of Shares would cause that person (legally or beneficially) to be able to cast more than 5% of the votes able to be cast at a general meeting of the Company.

(d) New Issues

If the Company makes a bonus, rights or other issue of Shares, the employee shall (unless otherwise determined by the Board) be entitled to participate and the newly issued Shares shall be subject to the same restrictions (if any) on the employee's existing Shares if they were issued to the employee for no consideration.

(e) Capital reconstructions

If any reconstruction of the issued capital of the Company takes place, the employee shall be entitled to participate and the newly issued Shares shall be subject to the same restrictions (if any) on the employee's existing Shares.

(f) Administration of the Plan

The Board or a committee of the Board will supervise the administration of the plan and retain the right to, in their sole discretion, waive or amend any terms and conditions of the plan.

ANNEXURE C

Summary of Employee Share Option Plan Terms

The terms of this plan were first approved by Shareholders on 18 June 2002 and were amended by the Board on 16 August 2005 in order to make the plan compliant with relevant ASIC class order relief. A full copy of the plan (as amended) is available upon request.

(a) Issue of Options

The Board may offer Options, at a price determined by the Board, to full-time or part time employees of the Company, including Directors. The Board may determine the eligibility of persons and their entitlement having regard to each person's past and potential contribution to the Company, and any other relevant matters.

Both executive and non-executive Directors are also entitled to participate under the Plan. However, any grant of Options to Directors will require shareholder approval under the ASX Listing Rules and, potentially, the Corporations Act.

Each Option shall give the holder the right to acquire one Share. When issued the Share will rank equally with other Shares.

Both listed and unlisted Options may be issued. Unless otherwise determined by the Board, unlisted Options may not be transferred (other than to an associate of the Optionholder) and quotation of the Options on ASX will not be sought.

The Company will apply to ASX for Official Quotation of Shares issued on the exercise of the Options.

(b) Restrictions on Issue

The number of Options that may be granted by the Company is limited by the Plan rules. The number of issued and unexercised Options which are subject to the Plan may not at any time exceed 5% of the total number of issued Shares, subject to the exception of certain specified security issues.

(c) Exercise of Options

Options may only be exercised after the Options have vested and in accordance with the terms of issue and guidelines (if any) adopted by the Board in connection with dealing in securities of the Company by employees.

If the Board believes that the control of the Company has changed or is likely to change, the Board has the power to declare all Options to be free of any conditions of exercise.

Further, if any person or corporation becomes the holder of a relevant interest in 90% of the issued Shares or the Company convenes a meeting to propose a scheme of arrangement under which a person or corporation would become the holder of a relevant

interest in 90% of the ordinary shares in the Company, all Options shall become free of all exercise conditions.

(d) Lapse of Options

All Options will, unless otherwise determined by the Board before the relevant Options are issued, lapse on the earlier of:

(i) the expiry date (which must not be more than 5 years from the date of issue);

(ii) a determination of the Board that the Optionholder has acted fraudulently, dishonestly or in breach of his or her obligations to the Company;

(iii) the expiration of 6 months after the Optionholder ceases (as applicable) to be employed by the Company or an associated company as a result of death or redundancy (other than as a direct result of the selling of a related body corporate);

(iv) the expiration of 21 days, or any longer period which the Directors determine, after the Optionholder ceases to be employed by the Company or an associated company as a result of retirement or permanent illness or incapacity;

(v) the expiration of 30 days, after a person or corporation becomes the holder of a relevant interest in at least 90% of the issued Shares; or

(vi) the expiration of 10 days, after the Company convened a meeting at which a scheme of arrangement is proposed to under which a person or corporation would become the holder of a relevant interest in at least 90% of the issued Shares.

The Options may only be offered, issued and exercised within the limitations imposed by the Corporations Act, Listing Rules and any local laws and regulations.

(e) Exercise Price

The exercise price per Share for an Option, as determined by the Board, must not be less than the weighted average price of Shares sold on ASX during the 5 business days before the issue or such other period as the Board determines. Subject to the foregoing, the setting of the exercise price per Share is subject at all times to the absolute discretion of the Directors.

(f) Bonus issues

If the Company makes a bonus issue, an Optionholder shall (unless otherwise determined by the Board) be entitled to additional Shares upon exercise equal to the number of bonus shares which would have been issued had the Option been exercised before the bonus issue.

(g) New issues

If the Company makes a pro rata rights issue or any other new issue of Shares other than a bonus issue, holders of unexercised Options are not entitled to participate in that issue

(unless otherwise determined by the Board). However, under the Plan rules, the Company must announce the new issue at least 10 business days before the record date at which entitlement to the new issue is determined. Accordingly, Optionholders shall, subject to any conditions of exercise, have sufficient time to exercise the Options if they wish to participate in the new issue.

(h) Capital reconstructions

If any reconstruction of the issued capital of the Company takes place (including any consolidation or division of share of reduction or return of capital) the number of shares on exercise and the exercise price of Options (or both) will be reconstructed in accordance with the Listing Rules.

(i) Administration of the Plan

The Board or a committee of the Board will supervise the administration of the Plan.

Shareholder Details

Name: ....

Address: ....

Contact Telephone No: ....

Contact Name (if different from above): ....

Appointment of Proxy

I/We being a shareholder/s of QRSciences Holdings Limited and entitled to attend and vote hereby appoint

☐ The Chairman of the meeting (mark with an 'X') **OR** ☐ Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to attend and act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of QRSciences Holdings Limited to be held at The Neutral Bay Club, 3 Westleigh St, Neutral Bay, Sydney, New South Wales, on 22 November 2005 at 3.00pm (EDST) and at any adjournment of that meeting.

☞ ☐ IMPORTANT
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote, please place a mark in this box with an 'X'. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the resolutions and that votes cast by him, other than as a proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on the resolutions and your votes will not be counted in computing the required majority if a poll is called. The Chairman of the Meeting intends to vote undirected proxies in favour of each resolution.

Voting directions to your proxy – please mark ☒ to indicate your directions

Ordinary Business		For	Against	Abstain*
Resolution 2.	Adoption of Remuneration Report	☐	☐	☐
Resolution 3.	Election of Directors			
	(a) G Pennefather	☐	☐	☐
	(b) Dr T Rayner	☐	☐	☐
	(c) N Shanks	☐	☐	☐
	(d) J Paresi	☐	☐	☐
Special Business				
Resolution 4	Ratification of Previous Share Issues	☐	☐	☐
Resolution 5.	Issue of Shares – General	☐	☐	☐
Resolution 6.	Issue of Shares – Dr T Rayner	☐	☐	☐
Resolution 7.	Employee Share Option Plan	☐	☐	☐
Resolution 8.	Issue of Options – J Paresi	☐	☐	☐

*If you mark the Abstain box for a particular Resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointment of a second proxy (see instructions overleaf)
If you wish to appoint a second proxy, state the % of your voting rights applicable to the proxy appointed by this form ☐ %

PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented

Individual or Shareholder 1	Shareholder 2	Shareholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

How to complete this Proxy Form

Your Name and Address

Please print your name and address as it appears on your holding statement and the company's share register. If shares are jointly held, please ensure the name and address of each joint shareholder is indicated. Shareholders should advise the company of any changes. Shareholders sponsored by a broker should advise their broker of any changes. Please note, you cannot change ownership of your securities using this form.

Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the company.

Votes on Resolutions

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each Resolution. All your shareholding will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any Resolution by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given Resolution, your proxy may vote as he or she chooses. If you mark more than one box on a Resolution your vote on that Resolution will be invalid.

Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company Secretary on (08) 9351 1200 or you may photocopy this form.

To appoint a second proxy you must on each Proxy Form state (in the appropriate box) the percentage of your voting rights which are the subject of the relevant proxy. If both Proxy Forms do not specify that percentage, each proxy may exercise half your votes. Fractions of votes will be disregarded.

Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the company's share registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting a "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate is either included in the Notice of Annual General Meeting or may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at the address given below not later than 48 hours before the commencement of the meeting (ie. no later than 3.00pm (EDST) on 20 November 2005). Any Proxy Form received after that time will not be valid for the scheduled meeting.

This Proxy Form (and any Power of Attorney and/or second Proxy Form) may be sent or delivered to the company's registered office at 8-10 Hamilton Street, Cannington WA 6107 or sent by facsimile to the registered office on (08) 9358 5022.

Shareholder Details

This is to certify that by a resolution of the Directors of:

.... (Company),
Insert name of shareholder company

the Company has appointed:

....,
Insert name of corporate representative

in accordance with the provisions of section 250D of the Corporations Act 2001, to act as the body corporate representative of that company at the meeting of the members of QRSciences Holdings Limited to be held at The Neutral Bay Club, 3 Westleigh St, Neutral Bay, Sydney, New South Wales, on 22 November 2005 at 3.00pm (EDST) and at any adjournments of that meeting.

DATED 2005

Please sign here

Executed by the Company)
in accordance with its constituent documents)
)

....	....
Signed by authorised representative	Signed by authorised representative
....	....
Name of authorised representative (print)	Name of authorised representative (print)
....	....
Position of authorised representative (print)	Position of authorised representative (print)

Instructions for Completion

1. Insert name of appointor Company and the name or position of the appointee (eg "John Smith" or "each director of the Company").
2. Execute the Certificate following the procedure required by your Constitution or other constituent documents.
3. Print the name and position (eg director) of each company officer who signs this Certificate on behalf of the company.
4. Insert the date of execution where indicated.
5. Send the Certificate to the registered office at 8-10 Hamilton Street, Cannington WA 6107 or send by facsimile to the registered office on (08) 9358 5022.

QRSciences

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**26/10/05**
Document Ref:	**251**
Release Time:	**Immediate**
Subject	**QRSciences Commence Pilot Program in Italy**

JOINT ASX AND MEDIA RELEASE

QRSCIENCES COMMENCE PILOT PROGRAM IN ITALY

26 October, 2005 Perth, Western Australia: QRSciences (QRS:ASX) (QRSHY:PK) a developer of advanced technology and leader in Quadrupole Resonance (QR), an emerging explosive detection technology today announced the Company will be commencing a pilot program of combined QR & X-ray systems with Gilardoni SPA at an undisclosed primary airport in Italy.

Gilardoni is the dominant supplier of X-ray equipment for security purposes in Italy and supplies X-ray, components for X-ray and ultrasound equipment to an established client base throughout Europe, Asia and South America.

During the trials the companies will evaluate in a live operational setting QRSciences' latest generation baggage scanner QR technology combined with Gilardoni's advanced automated PEDS X-ray imaging system for hand luggage screening. The pilot is expected to last approximately 3 months.

Kevin Russeth, Chief Executive Officer of QRSciences said that the pilot program in Italy is a testament to the advances our team has made over the last year and demonstrates a cost effective security upgrade available now through augmenting state of the art X-ray technology with QR.

"QRSciences' stand alone QR scanning technology has been tested by the Transportation Security Administration (TSA) in the United States and trialed in controlled environments at Manchester U.K., Ottawa Canada and Perth airport in Australia. The Italian airport pilot program elevates QR technology into an operational environment in combination with X-ray systems as part of an integrated security solution" Mr Russeth said.

Mr Russeth added our collaboration with Gilardoni allows us to lift our profile in the EU, raises awareness for the technology and creates an additional avenue to deliver integrated multi technology equipment which meets the markets requirements for updated and enhanced screening capability."

"Gilardoni's established client base in a range of security markets should also provide additional opportunities to promote our technologies, expand our revenue base and provide a strategic springboard for building brand awareness in markets outside the U.S.," he concluded.

About QRSciences:

QRSciences Holdings Limited is headquartered in Perth, Western Australia with a wholly owned subsidiary QRSciences Corporation, based in San Diego, California. The company designs and develops systems, sub-systems, components and software for security related applications. QRSciences is a developer of advanced technology and leader in the field of Quadrupole Resonance (QR), a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials. Applications for the technologies include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information about QRSciences please visit: http://www.qrsciences.com

About Gilardoni:

Gilardoni SPA was founded in 1947 and is headquartered in Milan, Italy. The Company is one of the world's leading suppliers of X-ray and ultrasonic equipment, OEM components and services relating to security, medical and the non-destructive testing (NDT) sectors. Gilardoni's business origins are in medical equipment design and manufacture more recently expanding into NDT and the security technology markets.

The Company received a ministerial decree in 1985 from the Italian Government recognising the company as a leader in advanced technology.

Gilardoni's expertise includes security system design, digital electronics design, power electronics design, radiation physics and X-ray safety, high vacuum technology, ultrasound and software development including microprocessor control, image analysis and automation.

For more information about Gilardoni please visit www.gilardoni.it

For further investor relations enquiries call +61 8 9358 5011 or visit www.qrsholdings.com and additionally www.qrsciences.com

Jennifer Zimmons
Strategic Growth
New York, N.Y.
Tel: +1(212)838-1444

Warrick Hazeldine
Purple Communications
Perth, Australia
Tel: + 61 (0) 8 9485 1254
Mob: +61 (0) 417 944 616

Kevin Russeth
QRSciences
San Diego, CA
Tel: +1(858)345-1095

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**28/10/05**
Document Ref:	**252**
Release Time:	**Immediate**
Subject	**Strategic Investment to Open Door to Imaging and Surveillance Market**

JOINT ASX AND MEDIA RELEASE

STRATEGIC INVESTMENT TO OPEN DOOR TO IMAGING AND SURVEILLANCE MARKET

28 October, 2005 Perth, Western Australia: QRSciences (QRS:ASX) (QRSHY:PK) a developer of advanced technology announced today that it has entered into a term sheet to acquire up to 27.4% of US-based Spectrum San Diego Incorporated (Spectrum) with an option to purchase the remainder of Spectrum's common stock up until December 1 2008.

Spectrum is based in San Diego, California and specializes in the design and development of electronic imaging systems and instrumentation including X-ray systems for personnel and baggage screening and high resolution surveillance cameras. The group has expertise in X-ray physics, digital signal processing, X-ray sources and detectors, analog and digital electronics and system integration.

The investment will be a building block for QRSciences assisting the Company in its longer term strategy to design, develop and offer additional cutting edge security products to the broader security market. QRSciences expertise in Quadrupole Resonance and metal detection combined with Spectrum's expertise in imaging technology and signal processing creates a powerful design team on the West Coast of the U.S. and Australia.

Kevin Russeth, Chief Executive Officer of QRSciences said an investment in Spectrum and potential acquisition is very attractive for several reasons. Firstly, Spectrum operates a similar business model to QRS and is already established in the U.S. market. Secondly, they have successfully commercialized several products under their own brand. Thirdly, the Spectrum team gives QRS access to an exceptional ready made engineering team in San Diego.

"Spectrum has significant expertise in the area of electronic design, X-ray imaging and digital signal processing. The Company has commercialized technology including the Sentry Scope, a 20 megapixel high resolution security camera deployed in casinos, airports and secure facilities around the world, including sites in Australia. They have also recently completed a project for TSA which spawned a product called CastScope, a device used to inspect orthopedics and plaster casts" Mr. Russeth said.

"In addition Dr. Steve Smith, President and Founder of Spectrum was the pioneer in the development of Backscatter X-ray developing the Secure 1000 X-ray system and selling it to Rapiscan Security Systems. The backscatter technology is a growing source of business in the Homeland Security industry".

"Spectrum have also developed a dual energy X-ray device under contract with the U.S. government and a private U.S. company, an X-ray microscope under a grant from the National Science Foundation, a personal dosimeter to measure radiation levels on or around individuals, an Ultra-High Resolution detector for inspection of electronic PCB's for quality control and an ultra-low-dose dual-energy transmission imaging system for inspecting cargo.

"Building a critical mass in the U.S. is important to both companies and this is an ideal first step in that direction for the parties. The business has products and sales

and is a strategic extension to the Company's business model of contract research and grants, OEM sales, outsourced engineering services and licensing."

The proposal is for the Company to subscribe for preferred stock in Spectrum for a combined cash and equity payment of US$2.6 million with an option to buy all the remaining shares on or before December 1, 2008.

Under the proposal the Company will gain various rights which are customary for a transaction of this nature, including the right to appoint a nominee to the Spectrum board of directors (which will comprise three directors in total).

The subscription is conditional on due diligence and preparation of formal documentation customary for a transaction of this nature. Subject to the results of due diligence being to the Company's satisfaction and execution of formal documents, the Company anticipates closing of the transaction in December this year.

The Company will make a further announcement to the market once the transaction is finalised.

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with a wholly owned subsidiary QRSciences Corporation based in San Diego, California. The company designs and develops systems, sub-systems, components and software for security related applications. QRSciences is a developer of advanced technology and leader in the field of Quadrupole Resonance (QR), a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials. Applications for the technologies include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

About Spectrum SDI:

Founded in 1998, Spectrum San Diego, Inc is an engineering group specialising in the design of electronic imaging systems and instrumentation. The company's founder and president is Dr. Steve Smith a noted expert in electronic design, X-ray imaging and Digital Signal Processing.

Spectrum's primary focus is the invention, development and commercialisation of novel imaging systems with efforts focused on two branded products, SentryScope and CastScope; and ongoing funded research and development projects.

Over the last seven years Spectrum has executed eight contracts and grants for the National Science Foundation, National Institute of Health, Transportation Security Administration, United States Air Force, InVision Technologies, Rapiscan Security Products and a handful of other groups.

For more information about Spectrum please visit: http://www.spectrumsdi.com

For further investor relations enquiries call +61 8 9358 5011 or visit
http://www.qrsciences.com and http://www.qrsholdings.com

Jennifer Zimmons
Strategic Growth
New York, N.Y.
Tel: +1(212)838-1444

Warrick Hazeldine
Purple Communications
Perth, Australia
Tel: + 61 (0) 8 9485 1254
Mob: +61 (0) 417 944 616

Kevin Russeth
QRSciences
San Diego, CA
Tel: +1(858)345-1095

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**31/10/05**
Document Ref:	**253**
Release Time:	**Immediate**
Subject:	**Appendix 3B**

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,840,909 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$250,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	2,272,727 Ordinary Shares issued for working capital requirements. 568,182 Ordinary Shares being for the activation fee in relation to the Equity Line of Credit.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 October 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
222,057,811**	Fully paid ordinary shares
37,999,184 *(** 12,833,335 subject to voluntary restriction of ESP)*	40 cent options 12 January 2006 expiry

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry
		23,686,217	A preference shares
		23,686,248	B preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 31 October 2005

Print name: Darren Bromley

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 31/10/05
Document Ref: 254
Release Time: Immediate
Subject: Appendix 4C – Quarterly Report

Appendix 4C for the Quarter Ended 30 September 2005

During the first quarter of 2005/6 financial year, there has been substantial activity within QRSciences Holding Limited including:

- The appointment of Mr. Norman Shanks and Mr. Joseph Paresi as non-executive directors, both hold significant profiles in the airport security market.
- The QXR1000 product launch combining quadrupole resonance technology and x-ray; and
- The increasing scrutiny that the QR technology is receiving from regulatory authorities worldwide.

As announced on the 23rd September 2005, the company implemented a $5 million working capital facility with The At Call Equity Fund (ACE Fund) providing a working capital reserve for QRSciences to assist with business development and the implementation of the Company's strategy both in Australia and overseas.

Under the terms of the Facility, for a period of up to 3 years, at QRSciences' discretion it may direct the ACE Fund to subscribe for fully paid ordinary shares in the Company in tranches of up to $150,000 per month or a mutually agreed upon amount, up to a maximum total of $5 million subject to the Company's capacity to issue securities under Listing Rule 7.1.

The company has also included as a resolution in the upcoming Annual General Meeting on 22nd November 2005 to issue up to 50 million Shares to provide further working capital estimated at $4 million to the company and its subsidiaries.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN	Quarter ended ("current quarter")
27 009 259 876	30 September 2005

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers	34	34
1.2	Payments for (a) staff costs	(1,046)	(1,046)
	(b) advertising and marketing	(59)	(59)
	(c) research and development	(601)	(601)
	(d) leased assets	-	-
	(e) other working capital	(538)	(538)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	46	46
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other - R&D Start Grant Income	398	398
	Legal Costs Recovery	-	-
	Net operating cash flows	(1,766)	(1,766)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,766)**	**(1,766)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) Intellectual property	-	-
	(d) Physical non-current assets	-	-
	(e) other non-current assets	(9)	(9)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(9)	(9)
1.14	**Total operating and investing cash flows**	(1,775)	(1,775)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(1,775)	(1,775)
1.21	Cash at beginning of quarter/year to date	4,016	4,016
1.22	other adjustments		
1.23	**Cash at end of quarter**	2,241	2,241

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	2,241	4,016
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	2,241	4,016

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Date: 31/10/05
(Company Secretary)

+ See chapter 19 for defined terms.

Print name: Darren Bromley

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards**. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.